March 13, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. John W. Bittner, Jr.
Chief Financial Officer
State Route 2, South
P.O. Box 356
Chester, West Virginia 26034

Re: MTR Gaming Group, Inc.
        Form 10-K for the year ended December 31, 2004
        Forms 10-QSB for the periods ended September 30, 2005,
        June 30, 2005 and March 31, 2005
        Commission file #: 000-20508

Dear Mr. Bittner:

We have completed our review of your Form 10-K and related filings and
have no further comments at this time.

        Sincerely,

        Joseph A. Foti
        Senior Assistant Chief Accountant